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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 7 August 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To: London Stock Exchange
      Euronext
      Johannesburg Stock Exchange
      New York Stock Exchange

Date: 7 August 2003

For Release: Immediately

Contact: Ines Watson 020 7802 4176

Notification of interests of directors

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of these transactions on 6 August 2003.

Date of             Type of             Number of         Price per
Transaction     Transaction       Shares              Share

8 July 2003        Sale                 4,592                   GBP 3.3325
8 July 2003        Transfer           69,824                  n/a
9 July 2003        Transfer           14,261                  n/a
25 July 2003      Sale                 1,630                   GBP 3.75
29 July 2003      Sale                 232                      ZAR 43.70
29 July 2003      Sale                 9,845                   ZAR 44.00
1 August 2003    Sale                 5,207                  ZAR 44.50
1 August 2003    Transfer           7,777                  n/a

These transactions were made on behalf of non-relevant beneficiaries of the Company's Restricted Share Scheme and Co-Investment Plan (not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code).

Following the above transactions Messrs C W Goodyear and M Salamon have an interest in the balance held by the Trust of 234,130 shares as potential beneficiaries of the Trust.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 7 August 2003